Exhibit 99

LETTER TO OUR SHAREHOLDERS

Our businesses performed well during 2012, delivering more than the increases in sales and earnings that we had planned. Sales grew 10% to $157.5 million from $142.9 million in 2011, while net earnings grew 57% to $8.6 million from $5.5 million. Earnings per basic share rose to $1.39 from $0.89. The much greater growth in earnings than in sales reflects the cost control efforts we have made in response to the economic difficulty and uncertainty of the last several years. So far, it’s not clear if similar economic conditions will persist during 2013 or if we will begin to enjoy a more robust economy. We are prepared to face either scenario, however.

In either case, we intend to continue pursuing our primary goal, which is to earn a profit for our shareholders and do whatever is necessary to maximize shareholder value. We will also continue to work toward our operational goals of increasing sales and earnings, producing consistent cash flows, and growing our business through a combination of capital expenditures and acquisitions. A balanced strategy of capital allocation will enable us to return cash to our shareholders through dividends.

In December of 2012, we were able to distribute an extra, one-time dividend payment of $0.10 per share in addition to the regular quarterly payment of $0.10 per share. We are very proud of our record of 289 consecutive dividend payments and intend to continue building on it.

Our shareholders should be as proud as I am of our senior team of operating executives. Their accomplishments during the last few turbulent years in particular have been outstanding, and I attribute this success to their dedication and strong shareholder orientation. During good times and bad times alike, they have run our businesses as if they were their own. It is important for shareholders to know that such a team is on deck.

All three of our operating segments contributed to the success we enjoyed in 2012. At our Metal Products segment (which consists of the Frazer & Jones division), the demand for our proprietary mine roof anchors continued to be strong, despite all that has been written about the “war on  coal.” In addition, because of our metal casting capabilities, we were able to provide markets other than mining with contract design and casting of products made from either malleable or ductile iron.

Our Industrial Hardware segment—which is anchored by our Eberhard businesses and includes the Canadian Commercial Vehicles unit—continued making progress in designing and developing highly engineered products for a diverse range of vehicle markets. The segment manufactures latches and other products for Class 8 trucks (including tractor trailers), service vehicles, school buses and military vehicles.  It also manufactures panels made of our lightweight composite material for use in transportation and various other markets.

Besides producing locks for diverse industries, the Security Products segment makes products for the commercial laundry market. While some of the Lock segment’s markets were negatively impacted by last year’s difficult economic circumstances, new product introductions in that segment helped to offset some of those negative effects.

Further information about the segments’ products and markets appears on the following pages of this report. While those products and markets are diverse, the businesses fit together well. What they have in common is that they are manufacturing companies; the things we make go into products that impact peoples’ lives every day in many ways.

The remainder of this publication consists of financial summaries and our Annual Report on Form 10-K to the Securities and Exchange Commission. The 10-K provides detailed information about the Company, its finances and its operations for the last three years. It also includes certifications by me and John L. Sullivan III, our Chief Financial Officer, attesting to the strength of our internal accounting controls.

During the rest of this year, we will continue to focus on optimizing our daily operations. Additionally, we plan to consider strategic options for the Company and to review the longer range strategies and financial goals of each of our businesses, including both internal and external factors that will impact the businesses’ performance and future.

I thank the members of our Board of Directors for their confidence in our management and for their ongoing advice directed toward the goal of maximizing the shareholder value of the Company. We take corporate governance very seriously.

/s/Leonard F. Leganza
Leonard F. Leganza
Chairman of the Board,
President and Chief Executive Officer

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